FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	August	……………………………………………………… ,	2018……

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.…………………

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	August 24, 2018	By ……/s/…… Eiji Shimizu ………
(Signature)*

Eiji Shimizu
General Manager
Consolidated Accounting Division
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Interim Report for the 118th Business Term

To Our Shareholders

We are pleased to provide this overview of the first half (from January 1, 2018 to June 30, 2018) of our 118th Business Term.

The world economy in the first half of this term remained on a path of moderate recovery as a whole. As for exchange rates, the yen appreciated against the U.S. dollar and depreciated against the euro compared with the first half of the previous term.

Under such conditions, sales of the Office Business Unit, which consists of office multifunction devices, laser printers, etc., were in line with the same period last year, while sales of the Imaging System Business Unit, which consists of digital cameras, inkjet printers, etc., decreased year on year. Sales of the Medical System Business Unit, which includes computed tomography (CT) systems, decreased compared to the first half of the last year, during which demand was particularly high. However, the Industry and Others Business Unit, which consists of lithography equipment, network cameras, etc., continued to deliver strong sales results and achieved a significant increase in sales.

As a result of the above, on a consolidated basis, net sales for the first half of this term increased by 0.1% year on year, while net income attributable to Canon Inc. increased by 8.5% year on year owing to the effect of improved profitability.

For the interim dividend, we decided to pay 80.00 yen per share, which is equivalent to half of the annual dividend paid in the previous term (including the commemorative dividend), from the perspective of ensuring stable returns to shareholders. The dividend is payable on August 27.

Although the business environment surrounding the Canon Group remains fluid, we will stay united in our endeavor to further improve our business results.

We look forward to our shareholders’ continued support and encouragement.

August, 2018

Chairman & CEO    FUJIO MITARAI

Highlights of Consolidated Results
🌑

In the first half of this term, the world economy continued to gradually recover and each of Canon Group’s businesses focused on selling new products that met market needs. As a result, consolidated net sales increased by 0.1% from the first half of the previous term.

🌑

We strove to improve profitability by putting effort into sales promotions for high value-added products, with a focus on new products, and into ongoing cost reduction initiatives. As a result, consolidated net income attributable to Canon Inc. increased by 8.5% from the first half of the previous term.

Changes in Net Sales and Profits

■ First Half ■ Annual

Net Sales (100 MILLIONS OF YEN)

50,000
40,000
30,000
20,000
10,000
0
19,671
114th
115th
116th
117th
118th
TERM

Income before Income Taxes (100 MILLIONS OF YEN)

4,000
3,000
2,000
1,000
0
1,959
114th
115th
116th
117th
118th
TERM

Net Income Attributable to Canon Inc. (100 MILLIONS OF YEN)

4,000
3,000
2,000
1,000
0
1,348
114th
115th
116th
117th
118th
TERM

Constitution of Sales by Operations (100 MILLIONS OF YEN)

Industry and Others Business Unit

19.8%

Sales 3,888
Increased by 16.1% from the First Half of the Previous Term

Medical System Business Unit

10.8%

Sales 2,118
Decreased by 3.9% from the First Half of the Previous Term

Office Business Unit

47.6%

Sales 9,354
Increased by 0.8% from the First Half of the Previous Term

Imaging System Business Unit

24.5%

Sales 4,823
Decreased by 8.1% from the First Half of the Previous Term

Total

Note: The totals do not amount to 100% because the consolidated sales of each business unit include the sales relating to intersegment transactions.

Office Business Unit

Office Multifunction Devices (MFDs), Laser Multifunction Printers (MFPs), Laser Printers, Digital Continuous Feed Presses, Digital Sheet-Fed Presses, Wide-Format Printers, Document Solutions

Imaging System Business Unit

Interchangeable-Lens Digital Cameras, Digital Compact Cameras, Digital Camcorders, Digital Cinema Cameras, Interchangeable Lenses, Compact Photo Printers, Inkjet Printers, Large Format Inkjet Printers, Commercial Photo Printers, Image Scanners, Multimedia Projectors, Broadcast Equipment, Calculators

Medical System Business Unit

Digital Radiography Systems, Diagnostic X-ray Systems, Computed Tomography (CT) Systems, Magnetic Resonance Imaging (MRI) Systems, Diagnostic Ultrasound Systems, Clinical Chemistry Analyzers, Ophthalmic Equipment

Industry and Others Business Unit

Semiconductor Lithography Equipment, FPD (Flat Panel Display) Lithography Equipment, Vacuum Thin-Film Deposition Equipment, Organic LED (OLED) Panel Manufacturing Equipment, Die Bonders, Micromotors, Network Cameras, Handy Terminals, Document Scanners

Office Business Unit

In the area of office multifunction devices, overall unit sales increased slightly year on year as a decrease of monochrome machines was offset by an increase of color machines. Sales of commercial printing products, including digital sheet-fed presses handled by Océ, were in line with the same period last year, document solutions delivered strong sales results. As for laser multifunction printers and laser printers, although sales of consumables were relatively weak, sales of printers remained firm. As a result, sales for this business unit increased by 0.8% on a consolidated basis, in comparison to the first half of the previous term.

Imaging System Business Unit

Interchangeable-lens digital cameras experienced a decrease in unit sales, but high market share was maintained because sales of full-frame sensor models remained firm and sales promotions focusing on mirrorless cameras, such as a new product EOS Kiss M, were carried out. As for inkjet printers, although unit sales of refillable ink tank models increased particularly in Southeast Asia, overall sales decreased year on year. As a result, sales for this business unit decreased by 8.1% on a consolidated basis, in comparison to the first half of the previous term.

Medical System Business Unit

CT systems sold by Canon Medical Systems continued to hold the top market share position in Japan and sales of new products in the area of diagnostic ultrasound systems were strong, particularly in Europe. However, sales in the first quarter did not grow as much as the last year, in which demand was particularly high, due to a postponement in capital investment by medical institutions caused by the revision of medical treatment fees in Japan. Although sales recovered in the second quarter, sales for this business unit for the first half of this term decreased by 3.9% on a consolidated basis, in comparison to the first half of the previous term.

Industry and Others Business Unit

Unit sales of semiconductor lithography equipment grew significantly due to strong capital investment by memory manufacturers. Sales of network cameras remained strong as the areas of its application continued to expand beyond crime prevention. Sales of OLED panel manufacturing equipment of Canon Tokki were strong as in the last year due to the successful cultivation of new customers. As a result, sales for this business unit increased by 16.1% on a consolidated basis, in comparison to the first half of the previous term.

For those shareholders who receive dividends by exchanging a “Receipt of Dividend”

Guidance for the direct deposit of dividends into an account

We recommend the direct deposit of dividends into an account as a safer and more expeditious way to receive dividends. Please select one of the three ways to have dividends deposited into an account that are outlined below.

System of allocating dividends to securities company accounts in proportion to the number of shares held in respective accounts	System of receiving dividends in the account registered for receipt of dividends	System of designating an account for each issue held

With this method, the shareholder is able to receive dividends for each account they have with a securities company in proportion to the number of shares they hold.	With this method, the shareholder is able to receive dividends for all of the issues they hold through one designated account with a financial institution (excluding the Japan Post Bank).	With this method, the shareholder is able to designate the account that the dividends will be transferred to for each issue they hold.

For information regarding procedures:
If you hold shares through a securities company, please contact the securities company where you have an account.
If you don’t hold shares through a securities company, please contact Mizuho Trust & Banking Co., Ltd.

Share Handling Procedures

For inquiries	If you hold shares through a securities company:	If you don’t hold shares through a securities company(*):
Address change	Please contact the securities company where you have an account.	Please contact Mizuho Trust & Banking Co., Ltd.
Requests for purchase or sale of shares less than one unit
Changing the method for receiving dividends
How to receive non-received dividends	Stock Transfer Agency Department of Mizuho Trust & Banking Co., Ltd. 0120-288-324 (Toll free, available in Japan only) Operating hours: 9:00 – 17:00 (Monday – Friday, except national holidays)

* For the sale of shares, it is necessary to carry out procedures for the transfer of such shares to an account at a securities company etc. Should you have any inquiries about such procedures, please contact Mizuho Trust & Banking Co., Ltd.

30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501

Phone: (81) 3-3758-2111

Website: global.canon

(By following the “Investor Relations” link on the top page,

you can view financial information, the IR library, etc.)

Cover image

Onaminoike Pond seen from Mount Karakuni (Ebino-shi, Miyazaki Pref. / Kirishima-shi, Kagoshima Pref.) Camera model: EOS 5D Mark III EF16-35mm F4L IS USM